Exhibit 2.5

EXECUTION COPY

TAX MATTERS AGREEMENT, dated this 9th day of February, 2015 (this “Agreement”), between Alliant Techsystems Inc., a Delaware corporation (“ATK”), and Vista Outdoor Inc., a Delaware corporation (“Sporting”) and currently a wholly owned subsidiary of ATK.

WHEREAS ATK, through its Subsidiaries, is engaged in the Sporting Business;

WHEREAS ATK is the common parent corporation of an affiliated group (within the meaning of Section 1504(a) of the Code) that includes Sporting;

WHEREAS, on the terms and subject to conditions set forth in the Transaction Agreement, ATK will, and will cause its applicable Subsidiaries to, consummate the Sporting Transfers;

WHEREAS, following the Sporting Transfers, on the terms and subject to conditions set forth in the Transaction Agreement, the Distribution will occur;

WHEREAS, following the Distribution, on the terms and subject to conditions set forth in the Transaction Agreement, the Merger will occur; and

WHEREAS the Parties intend each of the Sporting Transfers, Distribution and Merger to qualify for its respective Intended Tax Treatment;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the Parties hereby agree as follows:

ARTICLE I

Definitions

SECTION 1.01.                 Definition of Terms.  The following terms shall have the following meanings.  Capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Transaction Agreement.

“25% Sporting Transaction” means any Proposed Acquisition Transaction of Sporting, determined by substituting “25%” for “30%” in the definition of Proposed Acquisition Transaction.

“Accounting Firm” has the meaning set forth in Section 2.03.

“Active Trade or Business” has the meaning set forth in Section 5.02(a)(iii).

“Agreement” has the meaning set forth in the preamble.

“ATK” has the meaning set forth in the preamble.

“ATK Consolidated Tax Return” means any Tax Return for any consolidated, combined, unitary or similar group that includes both (i) any member of the ATK Separate Group and (ii) any member of the Sporting Separate Group.

“ATK Separate Group” means the group comprised of ATK and the ATK Subsidiaries, except the members of the Sporting Separate Group.

“ATK Separate Tax Return” means any Tax Return that (i) includes any member of the ATK Separate Group and (ii) does not include any member of the Sporting Separate Group.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Group” means the ATK Separate Group and the Sporting Separate Group, taken together.

“Complete Period Tax Return” has the meaning set forth in Section 2.01(a).

“Complete Period True-Up Amount” has the meaning set forth in Section 2.01(a).

“Designated Sporting Representations” means the Tax Opinion Representations set forth on Schedule 1.01.

“Equity” means, with respect to a Party, (i) all classes or series of capital stock of such Party, (ii) all options, warrants and other rights to acquire interests described in clause (i) and (iii) all other instruments properly treated as equity of such Party for U.S. Federal income Tax purposes.

“Hypothetical Sporting Tax Return” has the meaning set forth in Section 2.02.

“Indemnifying Party” means a Party that has an obligation to make an Indemnity Payment.

“Indemnified Party” means a Party that is entitled to receive, or whose Subsidiary is entitled to receive, an Indemnity Payment.

“Indemnity Payment” means any indemnity payment arising out of Section 3.01 or 3.02 of this Agreement.

“IRS” means the U.S. Internal Revenue Service.

“Legal Comfort” means, with respect to any actual or proposed act or omission of a Party or any of its Subsidiaries that would otherwise violate

Section 5.02(a), either (i) a private letter ruling issued by the IRS or (ii) an Unqualified Tax Opinion, in each case at the election of such Party, in either case reasonably satisfactory to the other Party in both form and substance, including with respect to any underlying assumptions or representations and any legal analysis contained therein, and concluding that such act or omission will not cause any of the Sporting Transfers, Distribution or Merger to fail to qualify for its respective Intended Tax Treatment.

“Legal Comfort Representation Breach” means, with respect to a Party, the failure to be true when made of any representation of (i) any member of (A) in the case of Sporting, the Sporting Separate Group or (B) in the case of ATK, the ATK Separate Group or (ii) any counterparty to any Proposed Acquisition Transaction of such Party (or any Affiliate of such counterparty), in each case for purposes of providing Legal Comfort to the other Party under Section 5.02(b).

“Objections” has the meaning set forth in Section 2.03(a).

“Orbital Group” means the group comprised of Orbital and the Subsidiaries of Orbital.

“Ordinary Taxes” means all Taxes other than (i) Transaction Taxes and (ii) Transfer Taxes.

“Parties” means ATK and Sporting.

“Partial Period Loss Amount” has the meaning set forth in Section 2.02(d).

“Partial Period True-Up Amount” has the meaning set forth in Section 2.02(c).

“Payments and Credits” means, with respect to any Tax Return, the aggregate amount of payments made and refundable credits applied that, in each case, reduce any Taxes payable (or increase any amounts creditable or refundable) in respect of such Tax Return, including (A) if such Tax Return includes IRS Form 1120 (or any successor thereto), payments and credits set forth on line 32 of the 2013 version of such form (or the relevant predecessor or successor to such line) and (B) if such Tax Return is not described in clause (A), any similar payments or credits set forth on comparable lines of other applicable forms for such Tax Return, but, in each case, only to the extent such payments or credits were made (or, in the case of such credits, resulted from any such payments made) before the Distribution.

“Proposed Acquisition Transaction” means, with respect to a Party, any transaction or series of transactions (or any agreement, understanding or arrangement to enter into a transaction or series of transactions) as determined for purposes of Section 355(e) of the Code, in connection with which one or more Persons would directly or indirectly acquire, or have the right to acquire, from any other Person(s) (i) in the case of Sporting, Equity of Sporting that, when combined with all other such transactions that occur after the Distribution, comprises 30% or more of the value or the total combined voting power of all Equity of Sporting immediately after such transaction or, in the case of a series of related transactions, immediately after any transaction in such series or (ii) in the case of ATK, Equity of ATK.  For purposes of the preceding sentence, any recapitalization, repurchase or redemption of Equity of a Party, and any amendment to the certificate of incorporation or other organizational documents of a Party, shall be treated as an indirect acquisition of Equity of such Party by any shareholder of such Party to the extent such shareholder’s percentage interest in the Equity of such Party increases by vote or value. Notwithstanding the foregoing, a “Proposed Acquisition Transaction” shall not include any of the following acts: (w) the adoption by a Party of a shareholder rights plan that meets the requirements of IRS Revenue Ruling 90-11; (x) the transfer of Equity of a Party that satisfies Safe Harbor VII (relating to transfers on established markets) of Section 1.355-7(d)(7) of the Regulations; (y) the issuance of Equity of a Party that satisfies Safe Harbor VIII (relating to acquisitions in connection with a Person’s performance of services) of Section 1.355-7(d)(8) of the Regulations; or (z) the issuance of Equity of a Party that satisfies Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Section 1.355-7(d)(9) of the Regulations.  The provisions of this definition are intended to monitor compliance with Section 355 of the Code and shall be interpreted accordingly.  Any clarification of, or change in, Section 355 of the Code or the Regulations thereunder shall be incorporated into this definition and its interpretation, provided that no such clarification or change shall have the effect of narrowing the acts that fall within this definition.

“Protective Section 336(e) Election” means, with respect to an entity, a protective election under Section 336(e) of the Code (and any similar provision of any U.S. state or local jurisdiction) and Section 1.336-2(j) of the Regulations to treat the disposition of the stock of such entity (pursuant to the Distribution) as a deemed sale of the assets of such entity in accordance with Section 1.336-2(h) of the Regulations.

“Refund Recipient” has the meaning set forth in Section 3.04.

“Regulations” means the U.S. Treasury regulations promulgated under the Code.

“Sporting” has the meaning set forth in the preamble.

“Sporting Audit Amount” means, in the case of any ATK Consolidated Tax Return adjusted by a Taxing Authority or amended (or otherwise altered) by any member of the ATK Separate Group, in each case after the Distribution, the result (which may be negative) of subtracting:

(i)                                     the aggregate amount of Ordinary Taxes that would have been paid with respect to such Tax Return by the members of the ATK Separate Group, calculated by taking into account (A) all adjustments made to such Tax Return that arise from a Determination made after the Distribution and (B) all amendments (and other alterations) made to such Tax Return by any member of the ATK Separate Group after the Distribution, but, in each case, excluding all such adjustments, amendments and alterations of Sporting Business Items; from

(ii)                                  the aggregate amount of Ordinary Taxes actually paid with respect to such Tax Return by the members of the ATK Separate Group, calculated by taking into account (A) all adjustments made to such Tax Return that arise from a Determination made after the Distribution and (B) all amendments (and other alterations) made to such Tax Return by any member of the ATK Separate Group after the Distribution (in each case, whether of Sporting Business Items or otherwise).

“Sporting Business Item” means any item of income, gain, loss or deduction, or any Tax Attribute, in each case only if such item or Tax Attribute is allocable solely to the Sporting Business.  The determination of whether an item or Tax Attribute is allocable solely to the Sporting Business shall be made in a manner consistent with the principles used by ATK to allocate such item or Tax Attribute, or customarily used by ATK to allocate similar items or Tax Attributes, among its business segments for purposes of financial reporting, including GAAP.

“Sporting Section 355(e) Event” means the application of Section 355(e) of the Code to the Distribution by reason of the direct or indirect acquisition by one or more persons of stock representing a 50-percent or greater interest (within the meaning of Section 355(e)(2)(A)(ii) of the Code) in any member of the Sporting Separate Group.

“Sporting Separate Group” means the group comprised of Sporting and the Sporting Subsidiaries.

“Sporting Separate Tax Return” means any Tax Return that (i) includes any member of the Sporting Separate Group and (ii) does not include any member of the ATK Separate Group.

“Tax Attribute” means any Tax attribute, including any net operating loss, net capital loss or Tax credit.

“Tax Contest” means an audit, review, examination or other administrative or judicial proceeding, by any Taxing Authority, relating to any ATK Consolidated Tax Return, ATK Separate Tax Return or Sporting Separate Tax Return.

“Tax Opinion Representations” means the representations made by ATK and Sporting pursuant to Section 8.16(b) of the Transaction Agreement.

“Tax Return Preparer” has the meaning set forth in Section 4.01(c).

“Total Tax” means, with respect to any Tax Return, the aggregate amount of Taxes paid or payable in respect of such Tax Return (determined before applying any Payments and Credits with respect to such Tax Return), including (A) if such Tax Return includes IRS Form 1120 (or any successor thereto), the sum of the total Tax and estimated Tax penalty set forth on lines 31 and 33 of the 2013 version of such form (or the relevant predecessors or successors to such lines) and (B) if such Tax Return is not described in clause (A), any Taxes set forth on comparable lines of other applicable forms for such Tax Return.

“Transaction Agreement” means the Transaction Agreement dated as of April 28, 2014, by and among ATK, Sporting, Merger Sub and Orbital.

“Transaction Taxes” means all (i) Taxes imposed on ATK, Sporting or any of their respective Subsidiaries resulting from the failure of any of the Sporting Transfers, Distribution or Merger to qualify for its respective Intended Tax Treatment and (ii) reasonable out-of-pocket legal, accounting and other advisory or court fees incurred in connection with liability for Taxes described in clause (i) of this definition.

“Transfer Tax Return” means a Tax Return required to be filed in connection with the assessment of Transfer Taxes.

“True-Up Amount” means any Complete Period True-Up Amount, Partial Period True-Up Amount or Partial Period Loss Amount.

“Unqualified Tax Opinion” means, with respect to any act or omission of a Party or any of its Subsidiaries that would otherwise violate Section 5.02(a), an unqualified “will” opinion of a U.S. Tax counsel of recognized national standing reasonably acceptable to the other Party, issued after the Distribution, that permits reasonable reliance by the other Party, it being understood that such counsel, in issuing its opinion, shall (i) assume that each of the Sporting Transfers, Distribution and Merger would have qualified for its respective Intended Tax Treatment if the act or omission in question did not occur and (ii) be permitted to rely on the validity and correctness, as of the date given, of (A) any previously issued opinion of a U.S. Tax counsel of recognized national standing or (B) any private letter ruling issued by the IRS, in each case to the extent relating to the Sporting Distribution, Distribution or Merger, unless such reliance would be unreasonable under the circumstances.

“Unresolved Objections” has the meaning set forth in Section 2.03(d).

ARTICLE II

SECTION 2.01.                 Complete Period True-Up Amount.  (a) As promptly as practicable after the Distribution Date, ATK shall prepare on a basis consistent with past practice and deliver to Sporting a draft version of (i) each ATK Consolidated Tax Return for income Taxes, which ATK Consolidated Tax Return has not been filed as of the Distribution Date and is for a taxable period that, as to each member of the Combined Group included in such Tax Return, ends on or before the Distribution Date (“Complete Period Tax Return”), and (ii) a computation of the Complete Period True-Up Amount with respect to such Complete Period Tax Return.

(b)                                 No later than the tenth Business Day after any Complete Period Tax Return and the Complete Period True-Up Amount with respect to such Tax Return become final pursuant to Section 2.03, (i) if the final Complete Period True-Up Amount for such Tax Return is positive, Sporting shall pay to ATK such amount and (ii) if the final Complete Period True-Up Amount for such Tax Return is negative, ATK shall pay to Sporting the absolute value of such amount.

(c)                                  The “Complete Period True-Up Amount” for any Complete Period Tax Return shall equal the result (which may be negative) of subtracting:

(i)                                     the Payments and Credits with respect to such Tax Return; from

(ii)                                  the Total Tax with respect to such Tax Return.

(d)                                 Notwithstanding anything to the contrary in this Section 2.01 or Section 2.03, in the case of any Tax Return to which Section 8.16(c) of the ATK Disclosure Letter applies, if, before the Distribution Date, ATK delivered notice to Orbital pursuant to Section 8.16(c) of the ATK Disclosure Letter with respect to such Tax Return, then (i) the Parties shall continue to apply the procedures set forth in Section 8.16(c) of the ATK Disclosure Letter with respect to such Tax Return and (ii) when the Parties agree upon the final form of such Tax Return pursuant to such procedures, such Tax Return shall become final and binding for all purposes of this Agreement and the Complete Period True-Up Amount with respect to such Tax Return shall be completed on the basis thereof.

SECTION 2.02.                 Partial Period True-Up Amount and Partial Period Loss Amount.  (a) As promptly as practicable after the Distribution Date, ATK shall prepare in accordance with the principles set forth on Schedule 2.02 and deliver to Sporting a draft version of (i) a hypothetical ATK Consolidated Tax Return for U.S. Federal income Taxes relating to the Sporting Business (the “Hypothetical Sporting Tax Return”) and (ii) a computation of the Partial Period True-Up Amount (and Partial Period Loss Amount, if applicable).  For the avoidance of doubt, the Hypothetical Sporting Tax Return shall be treated as a “Tax Return” for all purposes under this Agreement, unless the context requires otherwise.

(b)                                 No later than the tenth Business Day after the Hypothetical Sporting Tax Return and Partial Period True-Up Amount (and Partial Period Loss Amount, if applicable) become final pursuant to Section 2.03:

(i)                                     if the final Partial Period True-Up Amount is positive, Sporting shall pay to ATK such amount;

(ii)                                  if the final Partial Period True-Up Amount is negative, ATK shall pay to Sporting the absolute value of such amount; and

(iii)                               if the final Partial Period Loss Amount is positive, ATK shall pay to Sporting such amount (in addition to any payment required to be made pursuant to clause (ii) above).

(c)                                  The “Partial Period True-Up Amount” shall be calculated as follows:

(i)                                     the Total Tax with respect to the Hypothetical Sporting Tax Return; minus

(ii)                                  the Payments and Credits with respect to the Hypothetical Sporting Tax Return (determined, for the avoidance of doubt, in accordance with paragraph 10 of Schedule 2.02) other than any such Payments and Credits that both (a) were credits carried forward from a final Complete Period Tax Return and (b) formed the basis for a payment made previously by ATK to Sporting pursuant to Section 2.01(b); plus

(iii)                               the ATK Estimated Tax Payment.

(d)                                 If the Hypothetical Sporting Tax Return reflects a net operating loss, the “Partial Period Loss Amount” for such Tax Return shall equal thirty-eight percent (38%) of such net operating loss (which amount shall, for the avoidance of doubt, be positive).

SECTION 2.03.                 Finalization of Tax Returns and True-Up Amounts.  (a) No later than five Business Days after Sporting’s receipt of a draft version of a Complete Period Tax Return and related computation of a Complete Period True-Up Amount (pursuant to Section 2.01(a)) or the Hypothetical Sporting Tax Return and related computation of the Partial Period True-Up Amount (and Partial Period Loss Amount, if applicable) (pursuant to 2.02(a)), Sporting shall deliver to ATK, in writing and specified in reasonable detail, any objections (“Objections”) to such draft Tax Return and True-Up Amounts (it being understood that Objections may not relate to any other disagreements).

(b)                                 If Sporting does not timely deliver Objections to ATK in accordance with Section 2.03(a), then the applicable draft Tax Return and True-Up Amounts shall become final.

(c)                                  If Sporting timely delivers Objections to ATK in accordance with Section 2.03(a), then the Parties shall negotiate in good faith to resolve their disagreement, and if the Parties succeed in resolving all their disagreements, then the applicable Tax Return and True-Up Amounts shall become final in the form agreed upon by the Parties.

(d)                                 If, after the fifth Business Day following the delivery to ATK of Objections in accordance with Section 2.03(a), the Parties have not resolved all their disagreements pursuant to Section 2.03(c), the Parties shall submit to an to an independent accounting firm (the “Accounting Firm”) mutually agreed upon by the Parties (such agreement not to be unreasonably withheld) for resolution, any and all Objections that remain in dispute (“Unresolved Objections”).  The Parties agree that the determination made by the Accounting Firm of such Unresolved Objections shall be made in a manner consistent with Sections 2.01 and 2.02 and shall be final, binding and conclusive.  Following such determination, the Parties shall cooperate to jointly prepare the relevant Tax Return and compute the relevant True-Up Amounts in a manner consistent with the Accounting Firm’s determination, and such Tax Return and True-Up Amounts shall become final in the form so prepared by the Parties.

(e)                                  If the Parties engage the Accounting Firm pursuant to Section 2.03(d):

(i)                                     each Party shall use commercially reasonable efforts to keep the other Party reasonably informed, including by (1) responding promptly to requests from the other Party for regular updates, (2) inviting the other Party to participate in material conversations with the Accounting Firm and (3) including the other Party in material written communications with the Accounting Firm, in each case relating to the Accounting Firm’s progress in preparing its determination;

(ii)                                  each Party shall cooperate with the other Party and the Accounting Firm and shall use commercially reasonable efforts to provide in a timely manner any information, data and assistance required or requested by the Accounting Firm to prepare its determination properly;

(iii)                               fees and expenses of the Accounting Firm pursuant to this Section 2.03 shall be borne one-half each by ATK and Sporting;

(iv)                              the scope of the disagreements to be resolved by the Accounting Firm shall be limited to the Unresolved Objections submitted to the Accounting Firm pursuant to Section 2.03(d), and any disagreement (or portion thereof) not within such scope shall be resolved in accordance with Section 7.05; and

(v)                                 the resolution of each disagreement relating to the Unresolved Objections by the Accounting Firm under this Section 2.03 shall constitute an arbitration under the Federal Arbitration Act, and the Accounting Firm shall be an arbitrator.  The arbitration shall have its seat in New York and, without affecting the legal seat of the arbitration, hearings shall take place in Washington, D.C.  The arbitration shall be conducted in the English language and shall be governed by the rules of the American Arbitration Association to the extent not inconsistent with this Section 2.03.

(f)                                   For purposes of applying the procedures set forth in this Section 2.03 to the Hypothetical Sporting Tax Return, Partial Period True-Up Amount and Partial Period Loss Amount (if applicable), Section 2.03(a) shall be applied by substituting “30 Business Days” for “five Business Days” and Section 2.03(d) shall be applied by substituting “20th Business Day” for “fifth Business Day”.

SECTION 2.04.                 Non-Indemnity Treatment.  The Parties hereby acknowledge and agree that the payments contemplated by this Article II are affirmative contractual rights and obligations of the Parties and not indemnities for Losses suffered by any Party.  Without limiting the generality of the foregoing, the Parties’ rights and obligations under this Article II are independent from the Parties’ rights and obligations relating to indemnification pursuant to Article III and shall not be subject to adjustment as a result of any Determination.  Article III shall be the Parties’ sole and exclusive remedy for indemnification under this Agreement.

ARTICLE III

Indemnification of Tax Liabilities and Tax Benefits

SECTION 3.01.  ATK Indemnification of Sporting.  ATK shall be liable for, and shall indemnify and hold all of the members of the Sporting Separate Group harmless from:

(a)           For all taxable periods (i) Ordinary Taxes, except for Sporting Audit Amounts that are positive, with respect to all ATK Consolidated Tax Returns and (ii) Ordinary Taxes with respect to all ATK Separate Tax Returns;

(b)           Transaction Taxes allocated to ATK pursuant to Section 3.03; and

(c)           Transfer Taxes incurred as a result of the Transactions, except Transfer Taxes arising out of the Transition Services Agreement or the Supply Agreement.

SECTION 3.02.  Sporting Indemnification of ATK.  Sporting shall be liable for, and shall indemnify and hold all of the members of the ATK Separate Group harmless from:

(a)           Ordinary Taxes with respect to all Sporting Separate Tax Returns for all taxable periods;

(b)           Transaction Taxes allocated to Sporting pursuant to Section 3.03; and

(c)           Sporting Audit Amounts that are positive (other than any such amounts resulting from any breach by ATK of its obligations under Section 4.03).

SECTION 3.03.  Allocation of Transaction Taxes.  (a) All Transaction Taxes, other than Transaction Taxes described in Section 3.03(b), shall be allocated to ATK.

(b)           Subject to Section 3.03(c), Transaction Taxes shall be allocated to Sporting if such Transaction Taxes would not have been imposed but for:

(i)            a Sporting Section 355(e) Event;

(ii)           the failure to be true when made of any Designated Sporting Representation; or

(iii)          any act or omission described in Section 5.01 or Section 5.02 (without regard to whether Legal Comfort was obtained) taken or omitted after the Distribution by any member of:

(A)          the Sporting Separate Group, unless such Transaction Taxes are attributable to a Legal Comfort Representation Breach of ATK; or

(B)          the ATK Separate Group, but only if such Transaction Taxes are attributable to a Legal Comfort Representation Breach of Sporting.

(c)           If any Transaction Taxes are described in Section 3.03(b) but also would not have been imposed but for an act or omission taken or omitted after the Distribution Date by any member of the ATK Separate Group or before the Effective Time by any member of the Orbital Group, such Transaction Taxes shall be allocated between Sporting and ATK in proportion to the relative degrees of fault of the members of the Sporting Separate Group (and such members’ Affiliates and counterparties to any consummated Proposed Acquisition Transactions of Sporting) and the members of the ATK Separate Group or Orbital Group (and such members’ Affiliates and counterparties to any consummated Proposed Acquisition Transactions of ATK).

SECTION 3.04.  Refunds after Indemnity Payments or Audits.  If (a)  ATK, Sporting or any of their respective Subsidiaries receives any refund of any amounts for which the other Party has previously made an Indemnity Payment or (b)  ATK or any of its Subsidiaries receives any refund attributable to (i) any carryback (or portion thereof) permitted by Section 4.03(b) or (ii) any Sporting Audit Amount that is negative (the Party receiving, or whose Subsidiary receives, such refund, a “Refund Recipient”), the Refund Recipient shall pay to the other Party the entire amount of the refund (net of any Taxes imposed with respect to such refund) within 20 Business Days of receipt; provided, however, that the other Party, upon the request of the Refund Recipient, shall repay the amount paid to the other Party (plus any penalties, interest or other charges imposed by the relevant Taxing Authority) in the event the Refund Recipient or any of its Subsidiaries is required to repay such refund.  Any Tax credit, Tax reduction or Tax offset shall be treated as a refund for purposes of this Section 3.04 and shall be treated as received by the Refund Recipient (or one of its Subsidiaries) as and when applied to reduce the cash Tax liability of such Refund Recipient (or one of its Subsidiaries).

ARTICLE IV

Tax Returns, Tax Contests and Other Administrative Matters

SECTION 4.01.  Filing of Tax Returns and Payment of Taxes.  (a) Except as described in Section 4.01(b), ATK shall timely prepare and file (or cause to be prepared and filed) for all taxable periods (i) all ATK Consolidated Tax Returns,

(ii) all ATK Separate Returns and (iii) the Sporting Separate Returns set forth on Schedule 4.01(a).

(b)           Sporting shall timely prepare and file (or cause to be prepared and filed) all Sporting Separate Tax Returns for all taxable periods, except those set forth on Schedule 4.01(a).

(c)           The Party required to prepare (or cause to be prepared) a Tax Return pursuant to this Section 4.01 (the “Tax Return Preparer”) shall (or shall cause its Subsidiaries to):

(i)            on or before the due date (including extensions) of such Tax Return, (A) notify the other Party of any amount (or any portion thereof) shown as due on such Tax Return for which such other Party could reasonably be expected to be required to make an Indemnity Payment, (B) provide the other Party a reasonable opportunity to review all such relevant portions, (C) consider in good faith any reasonable comments made by the other Party in respect of all such relevant portions and (D) prepare such relevant portions on a basis consistent with past practice except as required by applicable Law or to correct any clear error; and

(ii)           execute and timely file such Tax Return and timely pay to the relevant Taxing Authority any amount shown as due on such Tax Return, without prejudice to such Party’s right to be indemnified hereunder with respect to such Taxes;

provided that, with respect to all Sporting Business Items, the following Tax Returns shall be prepared and filed in a manner consistent with, to the maximum extent possible under applicable Law, the final Hypothetical Sporting Tax Return:  (x) each ATK Consolidated Tax Return for a taxable period that for at least one member of the Combined Group included in such Tax Return includes, but does not end on, the Distribution Date; and (y) for a taxable period that (for all members of the Combined Group included in the relevant Tax Return) includes, or begins after, the Distribution Date, each ATK Separate Tax Return and each Sporting Separate Tax Return.

(d)           Notwithstanding the foregoing, this Section 4.01 shall not apply to (i) Complete Period Tax Returns (and the Taxes payable with respect thereto) and (ii) Transfer Tax Returns (and Transfer Taxes).

SECTION 4.02.  Transfer Tax Returns.  Each Transfer Tax Return shall be prepared and filed, or caused to be prepared and filed, in a timely manner with the appropriate Taxing Authority by the Party responsible, or whose Subsidiary is responsible, for filing such Tax Return under applicable Law; provided that such filing Party shall (x) use commercially reasonable efforts to provide the other Party with a draft copy of such Tax Return before the due date for filing such Tax Return (including extensions) and (y) consider in good faith any comments provided by such other Party.  Such filing Party shall timely pay to such Taxing Authority the amount shown as due on such Tax Return, without prejudice to such Party’s right to be indemnified hereunder with respect to Transfer Taxes.

SECTION 4.03.  Amendments and Carrybacks.  (a) Subject to Section 4.03(b), each Party shall not (and shall cause its Subsidiaries not to) file, amend, withdraw, revoke or otherwise alter any Tax Return if doing so would reasonably be expected to (i) obligate the other Party to make an Indemnity Payment (determined without regard to the parenthetical in Section 3.02(c)) or (ii) cause such other Party or any of its Subsidiaries to incur any Taxes for which it is not indemnified under this Agreement, in each case without the prior written consent of such other Party (which consent shall not be unreasonably withheld or delayed).

(b)           Sporting shall, and shall cause its Subsidiaries to, waive, to the extent permissible under applicable Law, the right to carry back any Tax Attribute to any ATK Consolidated Tax Return.  To the extent such a waiver is not permitted under applicable Law, however, Sporting shall be permitted to, and shall be permitted to cause its Subsidiaries to, carry back any Tax Attribute to any ATK Consolidated Tax Return.

(c)           In the case of any carryback (or portion thereof) not permitted under Section 4.03(b), (i) no payment with respect to such carryback (or portion thereof) shall be due from any member of the ATK Separate Group to any member of the Sporting Separate Group and (ii) if any member of the Sporting Separate Group receives any refund, credit or offset of any Taxes in connection with such carryback (or portion thereof), Sporting shall promptly pay to ATK the full amount of such refund or the economic benefit of such credit or offset (but net of any Taxes imposed with respect to such refund, credit or offset).

SECTION 4.04.  Information and Assistance.  Each Party shall provide to the other Party all information and assistance reasonably requested by the other Party as reasonably necessary to prepare any Tax Return on a timely basis consistent with the current practices.

SECTION 4.05.  Tax Contests.  (a) An Indemnified Party shall promptly notify the Indemnifying Party of the commencement of any Tax Contest that could reasonably be expected to (i) obligate the Indemnifying Party to make an Indemnity Payment or (ii) cause the Indemnifying Party or any of its Subsidiaries to incur any Taxes for which it is not indemnified under this Agreement.  A failure by an Indemnified Party to give notice under this Section 4.05(a) shall not relieve the Indemnifying Party’s indemnification obligations under this Agreement, except to the extent that the Indemnifying Party shall have been actually prejudiced by such failure.

(b)           Except as provided in Section 4.05(c), Sporting shall have the exclusive right to control the conduct and settlement of any Tax Contest relating to any Sporting Separate Tax Return not set forth on Schedule 4.01(a), and ATK shall have the exclusive right to control the conduct and settlement of all other Tax Contests.  Notwithstanding the foregoing, if the conduct or settlement of any portion or aspect of any such Tax Contest could reasonably be expected to obligate any Party to make an

Indemnity Payment, then (i) the Indemnifying Party shall have the right to share joint control over the conduct and settlement of that portion or aspect and (ii) whether or not the Indemnifying Party exercises that right, the Indemnified Party shall not accept or enter into any settlement that would obligate the Indemnifying Party to make an Indemnity Payment without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

(c)           ATK and Sporting shall have the right to control jointly the conduct and settlement of any Tax Contest insofar as it relates to Transaction Taxes.  Notwithstanding the foregoing, ATK shall be entitled to control exclusively the conduct and settlement of any Tax Contest insofar as it relates to Transaction Taxes if ATK notifies Sporting that (notwithstanding the rights and obligations of the Parties set forth elsewhere in this Agreement) ATK agrees to (i) waive its rights to indemnification for Transaction Taxes under Article III and (ii) pay, and indemnify all of the members of the Sporting Separate Group from and against, any Transaction Taxes resulting from such Tax Contest insofar as it relates to Transaction Taxes.

(d)           Each Party shall bear its own expenses in the course of any Tax Contest, other than expenses included in the definition of Transaction Taxes, which shall be governed by Article III.

ARTICLE V

Tax Matters Relating to the Transactions

SECTION 5.01.  Mutual Covenants.  Neither Party shall take or fail to take, or cause or permit its respective Subsidiaries to take or fail to take, any action, if (i) such Party knows or reasonably should know that such action or omission would be inconsistent with the qualification of any of the Sporting Transfers, Distribution or Merger for its respective Intended Tax Treatment or (ii) such action or omission would be inconsistent with the Tax Opinion Representations of such Party, except, in each case, as otherwise expressly required or permitted by the Transaction Agreement, this Agreement or any other Ancillary Agreement.

SECTION 5.02.  Restricted Actions.  (a) Subject to Section 5.02(b), on or before the second anniversary of the Distribution Date each Party shall not (and shall cause its Subsidiaries not to), in a single transaction or a series of transactions:

(i)            enter into or permit any Proposed Acquisition Transaction;

(ii)           liquidate (or partially liquidate), whether by merger, consolidation or otherwise;

(iii)          cease to be engaged in the active conduct (within the meaning of Section 355(b)(1)(A) of the Code) of any of the trades or businesses forming the basis of the opinions of counsel obtained pursuant to Section 8.16(b) of the Transaction Agreement (an “Active Trade or Business”);

(iv)          sell or transfer 30% or more of the gross assets of the Active Trade or Business of such Party or 30% or more of the consolidated gross assets that such Party held immediately before the Distribution; or

(v)           redeem or otherwise repurchase (directly or indirectly) any Equity of such Party, except to the extent such redemptions or repurchases satisfy Section 4.05(1)(b) of Revenue Procedure 96-30 (as in effect prior to its amendment by Revenue Procedure 2003-48).

(b)           A Party may take or permit, or may cause or permit its Subsidiaries to take, an action that would otherwise violate Section 5.02(a) if such Party provides the other Party with Legal Comfort with respect to such action.

(c)           The provisions of this Section 5.02 are intended to monitor compliance with Section 355 of the Code and shall be interpreted accordingly.  Any clarification of, or change in, Section 355 of the Code or the Regulations thereunder shall be incorporated into this Section 5.02 and its interpretation to the extent such clarification or change applies to the actions or permissions addressed in this Section 5.02, provided that no such clarification or change shall have the effect of permitting any action otherwise prohibited under this Section 5.02.

SECTION 5.03.  Procedures Regarding Legal Comfort.  If either Party seeks to obtain Legal Comfort for purposes of Section 5.02(b), the other Party, at the request of the seeking Party, shall use commercially reasonable efforts to expeditiously obtain, or assist the seeking Party in obtaining, such Legal Comfort (including by executing and delivering to counsel or the IRS customary letters of representation).  Neither Party shall be required to take any action pursuant to this Section 5.03 if, upon request, the other Party fails to certify that all information and representations relating to such other Party (or any Subsidiary thereof) in the relevant documents are true, correct and complete or fails to obtain certification from any counterparty to any Proposed Acquisition Transaction of such other Party that all information and representations relating to such counterparty in the relevant documents are true, correct and complete.  The seeking Party shall reimburse the other Party for all reasonable out-of-pocket costs and expenses incurred by such other Party (or any Subsidiary thereof) in obtaining Legal Comfort.

SECTION 5.04.  Notification and Certification Regarding Certain Acquisition Transactions.  If Sporting proposes to enter into any 25% Acquisition Transaction or permit any 25% Acquisition Transaction to occur at any time during the 30-month period following the Distribution Date, Sporting shall undertake in good faith to provide ATK, no later than 10 Business Days following the signing of any written agreement with respect to such 25% Acquisition Transaction or obtaining knowledge of the occurrence of any such 25% Acquisition Transaction that takes place without written agreement, with a written description of such transaction (including the type and amount of Equity of Sporting to be acquired) and additional information as ATK may reasonably request; provided, that in no case shall Sporting be required to provide ATK with any material non-public information.

SECTION 5.05.  Reporting.  ATK and Sporting shall (i) timely file any appropriate information and statements (including as required by Section 6045B of the Code and Section 1.355-5 and, to the extent applicable, Section 1.368-3 of the Regulations) to report each of the Sporting Transfers, Distribution and Merger as qualifying for its respective Intended Tax Treatment and (ii) absent a change of Law or an applicable Determination otherwise, not take any position on any Tax Return (or otherwise with a Taxing Authority) that is inconsistent with such qualification.

SECTION 5.06.  Protective Section 336(e) Election.  With respect to each of the entities listed in Schedule 5.06, the Parties agree that (a) this Agreement constitutes a written, binding agreement to make a Protective Section 336(e) Election for such entity (it being understood, for the avoidance of doubt, that such Protective Section 336(e) Election shall have a Tax effect on the Parties only if (x) Section 355(d) or 355(e) of the Code applies to the Distribution or (y) the Distribution otherwise fails to qualify for nonrecognition treatment under Section 355(c) of the Code) and (b) ATK shall timely make such Protective Section 336(e) Election and timely file such forms as may be contemplated by applicable Tax law or administrative practice to effect each such Protective Section 336(e) Election, except that Sporting shall have the exclusive right to prepare and file (i) the relevant purchase price allocation and any corresponding IRS Form 8883 (or any successor thereto) and (ii) any similar forms required or permitted to be filed under U.S. state or local Law in connection with such Protective Section 336(e) Election.  To the extent the Distribution constitutes a “qualified stock disposition” (as defined in Section 1.336-1(b)(6) of the Regulations) pursuant to a Determination, the Parties shall not and shall not permit any of their respective Subsidiaries to, take any position for Tax purposes inconsistent with any of the Protective Section 336(e) Elections, except as may be required pursuant to a Determination.

ARTICLE VI

Procedural Matters

SECTION 6.01.  Cooperation.  Each Party shall cooperate, and shall cause its respective Subsidiaries to cooperate, with reasonable requests from the other Party in matters covered by this Agreement, including in connection with the preparation and filing of Tax Returns, the calculation of Taxes, the determination of the proper financial accounting treatment of Tax items and the conduct and settlement of Tax Contests.  Such cooperation shall include:

(a)           retaining until the expiration of the relevant statute of limitations (including extensions) all Tax Records;

(b)           providing the other Party reasonable access to Tax Records and to its personnel (ensuring their cooperation) and premises to the extent relevant to an obligation, right or liability of the other Party under this Agreement or otherwise reasonably required by the other Party to complete Tax Returns or to compute the amount of any payment contemplated by this Agreement;

(c)           providing the other Party with all executed powers of attorney reasonably necessary to enable the other Party to comply with the requirements of this Agreement;

(d)           applying for and otherwise seeking all reasonably available Tax refunds, credits and offsets to which the other Party would be entitled (whether in whole or in part) pursuant to Section 3.04; and

(e)           notifying the other Party prior to disposing of any relevant Tax Records and affording the other Party the opportunity to take possession or make copies of such Tax Records at its discretion.

SECTION 6.02.  Amount and Treatment of Indemnity Payments.  (a) The amount of any Indemnity Payment and any payment contemplated by Article II shall be (i) reduced to take into account any Tax benefit actually realized by the Indemnified Party and its Subsidiaries resulting from the incurrence of the liability in respect of which the Indemnity Payment is made and (ii) increased to take into account any Tax cost actually realized by the Indemnified Party and its Subsidiaries resulting from the receipt of the Indemnity Payment.

(b)           For all Tax purposes, each Party shall treat any payment made between the Parties under this Agreement (i) if made by Sporting to ATK, as a distribution, immediately before the Distribution, from Sporting to ATK that reduces ATK’s adjusted tax basis in the Sporting Common Stock or (ii) if made by ATK to Sporting, as a contribution, immediately before the Distribution, from ATK to Sporting that increases ATK’s adjusted tax basis in the Sporting Common Stock, in each case except as otherwise required by applicable Law or a Determination.

ARTICLE VII

Miscellaneous

SECTION 7.01.  Survival.  Except as expressly set forth in this Agreement, the covenants and indemnification obligations in this Agreement shall survive the Distribution and shall remain in full force and effect.

SECTION 7.02.  Transaction Agreement.  The Parties agree that, in the event of a conflict between the terms of this Agreement and the Transaction Agreement with respect to the subject matter hereof, the terms of this Agreement shall govern.

SECTION 7.03.  Confidentiality.  Each Party hereby acknowledges that Confidential Information of such Party or its Affiliates may be exchanged with employees and agents of the other Party or its Affiliates as a result of the activities contemplated by this Agreement.  Each Party agrees, on behalf of itself and its Affiliates, that such Party’s obligation to use and keep confidential such Confidential Information of the other Party and its Affiliates shall be governed by Section 8.03(c) of the Transaction Agreement.

SECTION 7.04.  Counterparts; Effective Time; Entire Agreement.  (a) This Agreement may be executed in one or more counterparts, all of which counterparts shall be considered one and the same agreement, and shall become effective on the later of (i) the consummation of the Distribution and (ii) the time when one or more counterparts have been signed by each Party and delivered to the other Party.  This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposes.

(b)           This Agreement and the other Transaction Documents, taken together with the Orbital Disclosure Letter and the ATK Disclosure Letter, and the Appendices, Exhibits and Schedules hereto and thereto contain the entire agreement between the Parties with respect to the subject matter hereof and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the Parties with respect to the subject matter hereof other than those set forth or referred to herein or therein.

SECTION 7.05.  Governing Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.  Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Chancery Court of the State of Delaware or, if the Chancery Court declines to accept jurisdiction over a particular matter, of any state or U.S. Federal court within the State of Delaware in the event any dispute arises out of this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement in any court other than the Chancery Court of the State of Delaware or, if the Chancery Court declines to accept jurisdiction over a particular matter, any state or U.S. Federal court within the State of Delaware and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement.

SECTION 7.06.  Assignability.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either Party without the prior written consent of the other Party.  Any purported assignment without such consent shall be void.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.  Notwithstanding the foregoing, either Party may assign this Agreement without consent in connection with (a) a merger transaction in which such Party is not the surviving entity and the surviving entity acquires or assumes all or substantially all of such Party’s assets, or (b) upon the sale of all or substantially all of such Party’s assets; provided, however, that the assignee expressly assumes in writing all of the obligations of the assigning Party under this Agreement, and the assigning Party provides written notice and evidence of such assignment and assumption to the non-assigning Party.  No assignment permitted by this Section 7.06 shall release the assigning Party from liability for the full performance of its obligations under this Agreement.

SECTION 7.07.  Third-Party Beneficiaries.  (a)  The provisions of this Agreement are solely for the benefit of the Parties hereto and are not intended to confer upon any Person except the Parties hereto any rights or remedies hereunder and (b) there are no third-party beneficiaries of this Agreement and this Agreement shall not provide any third Person with any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to this Agreement.

SECTION 7.08.  Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be provided in the manner set forth in the Transaction Agreement.  In addition, copies of all documents mentioned in the preceding sentence shall also be sent to the address set forth below:

If to ATK, to:

Orbital ATK, Inc.
45101 Warp Drive
Dulles, VA 20166
Attn:  David W. Thompson, Chief Executive Officer
Facsimile:  (703) 406-3509
Email: dwt@orbital.com

with a copy to:

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
Attn:  H. Todd Miller

John C. Montague

Facsimile:  (202) 637-5910
Email: todd.miller@hoganlovells.com and
john.montague@hoganlovells.com

If to Sporting, to:

Vista Outdoor Inc.
938 University Park Boulevard, Suite 200
Clearfield, UT 84015
Attn:  Scott D. Chaplin, Senior Vice President, General Counsel
and Corporate Secretary
Facsimile:  (801) 779-4620
Email: Scott.Chaplin@vistaoutdoor.com

with a copy to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY  10019
Attn:       Stephen L. Gordon
                J. Leonard Teti II

Facsimile:  (212) 474-3700
Email:  gordon@cravath.com and lteti@cravath.com

Either Party may, by notice to the other Party, change the address to which such copies of documents are to be given.

SECTION 7.09.            Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party.  Upon any such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 7.10.            Headings.  The article, section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 7.11.            Waivers of Default.  No failure or delay of either Party (or its Subsidiaries) in exercising any right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.  Waiver by either Party hereto of any default by the other Party hereto of any provision of this Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default.

SECTION 7.12.            Specific Performance.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chancery Court of the State of Delaware or, if the Chancery Court declines to accept jurisdiction over a particular matter, in any state or U.S. Federal court within the State of Delaware, this being in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative.

SECTION 7.13.            Amendments.   No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by either Party hereto, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of each Party.

SECTION 7.14.            Interpretation.   The rules of interpretation set forth in Section 12.04 of the Transaction Agreement shall be incorporated by reference to this Agreement, mutatis mutandis.  NOTWITHSTANDING THE FOREGOING, THE PURPOSE OF ARTICLE V IS TO ENSURE THAT EACH OF THE SPORTING TRANSFERS, DISTRIBUTION AND MERGER QUALIFY FOR ITS RESPECTIVE INTENDED TAX TREATMENT AND, ACCORDINGLY, THE PARTIES AGREE THAT THE LANGUAGE THEREOF SHALL BE INTERPRETED IN A MANNER THAT SERVES THIS PURPOSE TO THE GREATEST EXTENT POSSIBLE.

SECTION 7.15.            Compliance by Subsidiaries.  The Parties shall cause their respective Affiliates to comply with this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

Alliant Techsystems Inc.,

by	/s/ Scott D. Chaplin
	Name:	Scott D. Chaplin
	Title:	Senior Vice President and General Counsel

Vista Outdoor Inc.,

by	/s/ Scott D. Chaplin
	Name:	Scott D. Chaplin
	Title:	Senior Vice President and General Counsel